UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 31 December 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Dealing in securities by directors of a major subsidiary
of Sasol during December 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL NYSE : SSL
ISIN codes: ZAE000006896 US8038663006
(“Sasol” or “the company”)

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited Listings
Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:
Director A de Klerk
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 4 December 2009
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 10 September 2003
Exercise price R90,00
Number of shares 1000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Total value of purchase transaction R89 500,00
Selling price per share R290,50
Total value of sale transaction R290 500,00
Nature and extent of director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

7 December 2009
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL NYSE : SSL
ISIN codes: ZAE000006896 US8038663006
(“Sasol” or “the company”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited Listings
Requirements, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of Sasol:
Director C F Rademan
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 7 December 2009
Option offer date 10 September 2002
Option offer price R117,00
Exercise date 18 September 2002
Exercise price R115,30
Number of shares 3000
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Total value of purchase transaction R351 000,00
Selling price per share R291,98
Total value of sale transaction R875 940,00
Nature and extent of director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes
Director C F Rademan
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 7 December 2009
Option offer date 10 September 2003
Option offer price R89,50
Exercise date 11 September 2003
Exercise price R91,00
Number of shares 1 900
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Total value of purchase transaction R170 050,00
Selling price per share R291,94
Total value of sale transaction R554 686,00
Nature and extent of director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

Director C F Rademan
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 7 December 2009
Option offer date 9 September 2004
Option offer price R111,20
Exercise date 17 September 2004
Exercise price R123,80
Number of shares 2 500
Class of shares Ordinary no par value
Nature of transaction
Sale of shares pursuant to
implementation of options
Total value of purchase transaction R278 000,00
Selling price per share R291,98
Total value of sale transaction R729 950,00
Nature and extent of director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

9 December 2009
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2009
By: /s/ N L Joubert
Name:   Nereus Louis Joubert
Title:     Company Secretary